Katherine R. Kelly Vice President & Assistant General Counsel 345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-546-9966 katherine.kelly@bms.com November 4, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated October 4, 2013 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Notes to Consolidated Financial Statements

Note 3. Alliances and Collaborations

Lead-in Describing Accounting Treatment for Alliances and Collaborations, page 72

1.	Please refer to your response to our prior comment one. Your proposed disclosure focuses on payments between collaboration partners, but does not appear to relate those payments to units of accounting. Please help us understand and propose revised disclosure that describes which separation, allocation, recognition and classification principles you apply. In your response, please help us understand whether which party to the collaboration (i.e. BMS or its counterparty) is the principal in the end customer sale is relevant to one or more of these determinations and why. In addition, please ensure the disclosure addresses these questions:

•	How do you determine the character of each element (i.e. revenue and expenses) and the unit of accounting to which it relates?

Mr. Jim B. Rosenberg	Page 2

•	How do you allocate arrangement consideration to units of accounting? For example, if under a single collaboration arrangement BMS is the principal with the end customer in one geography and BMS’s collaboration counterparty is the principal with the end customer in another geography, how does BMS allocate the contractual cash flows?

•	To what unit of accounting do the “upfront and contingent milestone payments” relate and why are they amortized rather than recognized immediately?

•	To what unit of accounting do payments “for supply arrangements, royalties, co-promotional and collaboration fees” relate and at one point in time are the “appropriate revenue recognition principles met?”

Response:

With respect to our consideration of separation, allocation and recognition as it relates to our collaborations, we do not apply a revenue model to the activities between us and our collaboration partner because we do not view our collaboration arrangements as revenue arrangements with multiple deliverables that need to be assessed for separate units of accounting pursuant to ASC 605-25. Specifically, we do not view the activities between the parties as activities whereby one party is a customer and the other is a vendor in the arrangement; instead the arrangements are designed to allow both parties to jointly and actively participate and share in the risk and rewards of the underlying technologies (drug and/or drug candidates) subject to the collaboration.

We believe our view that neither party to the collaboration represents a vendor or customer is consistent with the view expressed in paragraph 21 of the EITF Issue 07-1 Accounting for Collaborative Arrangements Minutes of the November 29, 2007 meeting which stated, in part:

“The Task Force observed that a collaborative arrangement, in and of itself, does not constitute a vendor-customer relationship…”

In addition, while not finalized as of the date of this letter, Proposed Accounting Standards Update (Revised) – Revenue from Contracts with Customers provides the following guidance with respect to arrangements that are not within the scope of the revenue literature and states in paragraph 10, in part:

“…For some contracts, the counterparty to the contract might not be a customer, but rather a collaborator or a partner that shares with the entity the risks and benefits of developing a product to be marketed. Such contracts are not in the scope of this proposed guidance.”

The arrangements disclosed in our Alliances and Collaborations note meet the definition of a collaborative arrangement pursuant to ASC 808, Collaborative Arrangements (“ASC 808”); both BMS and the other third party pharmaceutical company are active participants in the joint operating activity and are exposed to significant risks and rewards dependent on the commercial success of the activity. In our major collaborations, the endeavor as defined by ASC 808 is the development and/or commercialization of a drug candidate.

Mr. Jim B. Rosenberg	Page 3

ASC 808 establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. Although we recognize that ASC 808 does not address recognition and measurement matters, we analogize below to other literature for the accounting model for the various activities underlying our collaborations that result in cash consideration we either receive or pay in connection with these collaboration activities.

We discuss below our accounting for cash consideration we either receive or pay in connection with the collaboration activities to address how we allocate and account for collaboration consideration.

Upfront and Contingent Development or Approval Milestone Payments Received by BMS

Upfront and contingent development or approval milestone payments received from a collaboration partner are related to a license right we grant to a collaboration partner to collaborate in the development and commercialization of a certain pharmaceutical product(s) or pharmaceutical product candidates, which provide the third party risks and rewards dependent on the commercial success of the underlying activities. This is the case in our collaborations with AstraZeneca (“AZ”) and Pfizer. The granting of a license right as part of entering into a collaboration is the initial step together with an agreement to participate in an integrated set of activities such as the right to jointly develop and commercialize specific drug candidates or products. For example, each party in both the AZ and Pfizer collaborations have a right and obligation to participate on a joint executive committee and several joint operating committees essential to the ultimate success of the collaboration, including development, manufacturing, commercialization, finance, regional, clinical regulatory, intellectual property, legal and compliance.

Both parties in these collaborations have shared responsibilities for most of the development and commercialization activities, which is in contrast to a typical customer/vendor revenue arrangement. Each party is also an active participant in the development and commercialization aspects utilizing its own resources that are embedded in its own infrastructure and not carried out through a separate legal entity created for those required activities. The on-going costs are shared in accordance with contractual terms, which are typically 50 / 50.

Because the activities pursuant to our collaboration arrangements do not represent activities between a vendor and customer, we have concluded our collaboration arrangements are not directly in the scope of ASC 605. With respect to our accounting in accordance with ASC 808, we observe ASC 808-10-15-5, which states, in part, the following:

“This Topic does not address recognition or measurement matters related to collaborative arrangements, for example, determining the appropriate units of accounting, the appropriate recognition requirements for a given unit of accounting, or when the recognition criteria are met.” (Emphasis added.)

Mr. Jim B. Rosenberg	Page 4

In situations where we have received upfront and milestone payments, our collaboration partners have provided such payments in return for the right to participate and share in the risk and rewards of joint activities pursuant to the collaboration arrangement.

Although we have concluded our collaboration arrangements are not within the scope of ASC 605, revenue recognition concepts are inherent in collaborative arrangements and industry practice has analogized to the guidance for purposes of determining the accounting for upfront fees received. As such, we believe the principle outlined in ASC 605-10-S99-1 (SAB 104, Topic 13, A.3 (f) Question 1) is useful guidance that can be viewed by analogy, and states, in part:

“Registrants may negotiate arrangements pursuant to which they may receive nonrefundable fees upon entering into arrangements or on certain specified dates.

[….]

Question: Assuming these arrangements qualify as single units of accounting under EITF Issue 00-21, when should the revenue relating to nonrefundable up-front fees in these types of arrangements be recognized?

Interpretive Response: The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings event, the deferral of revenue is appropriate.

[….]

Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services…the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believe that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.” (Emphasis added.)

Mr. Jim B. Rosenberg	Page 5

As our collaboration partners have paid the upfront and milestone payments for the right to participate in the joint activities pursuant to the collaboration arrangement, we believe such payments should be systematically recognized over the expected life of the endeavor pursuant to the collaboration. We believe attribution over the collaboration period is consistent with the principle outlined in ASC 605-10-S99. We also believe analogy to authoritative accounting literature for recognition and measurement of collaboration payments is appropriate when such payments are not directly in the scope of authoritative accounting literature. This is required for income statement classification, as stated in ASC 808-10-45-3 through 45-4:

“Payments between participants pursuant to a collaborative arrangement that are within the scope of other authoritative accounting literature on income statement classification shall be accounted for using the relevant provisions of that literature. If the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election.

An entity shall evaluate the income statement classification of payments between participants pursuant to a collaborative arrangement based on the nature of the arrangement, the nature of its business operations, the contractual terms of the arrangement, and whether those payments are within the scope of other authoritative accounting literature on income statement classification. If the payments are within the scope of other authoritative accounting literature, then the entity shall apply the relevant provisions of that literature. To the extent that these payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election. For example, if one party to an arrangement is required to make a payment to the other party to reimburse a portion of that party’s research and development cost, that portion of the net payment may be classified as research and development expense in the payor’s financial statements pursuant to Topic 730.”

We believe analogous guidance is helpful in our evaluation of the recognition and measurement of upfront and milestone payments and is appropriate based on the above guidance, which recognizes a need to analogize to authoritative accounting literature when the collaboration payment being evaluated is not directly in the scope of authoritative accounting literature. In addition, the above guidance also observes the need to evaluate the nature of the payments between the parties to the arrangement. We believe this further supports our view that such payments should be recognized over the expected life of the collaboration arrangement as the nature of the payments are in return for allowing the collaboration partner to participate in the collaboration endeavor.

Consideration of Alternative Accounting Treatments for the Accounting for Upfront and Development and Approval Milestone Payments Received

In evaluating alternative accounting treatments for the upfront and development and approval milestones received, we considered whether we should recognize such amounts immediately. The payments received are for granting the right to the other party to actively participate with us in the collaboration over its term, and to share in the profits or losses from the underlying drug endeavor. Such rights are not considered separate deliverables and there are significant obligations and significant continuing involvement of each party to perform under the collaboration. Therefore, we concluded it would be inappropriate to recognize any payments immediately when received as revenue or income because no earnings process has been

Mr. Jim B. Rosenberg	Page 6

completed. We believe this conclusion is consistent with the views outlined in the ASC 605-10-S99 guidance discussed above. We are also not aware of industry practice to recognize payments immediately when there are two active participants to a collaboration with significant rights, obligations, and continuing involvement in the endeavor.

With respect to the Staff’s specific question about how we allocate contractual cash flows if under a single collaboration arrangement, wherein BMS is the principal with the end customer in one geography and BMS’s collaboration counterparty is the principal with the end customer in another geography, within a collaboration, we are the principal in substantially all geographies or our collaboration counterparty is the principal in substantially all geographies, and therefore we have not needed to consider allocation of contractual cash flows based on the fact pattern proposed by the Staff in the question. Please refer to the discussion below with respect to principal/agent considerations in connection with third party end customer sales.

Upfront and Milestone Payments Paid by BMS

When upfront and milestone payments are paid by us to our collaboration partner, it is because we licensed intellectual property from the collaboration partner, which gives us risks and rewards dependent on the commercial success of the underlying activities. This is the case in our collaborations with Eli Lilly and Otsuka.

Similar to the analysis when we receive cash consideration, we have concluded upfront and milestone payments paid by us to our collaboration partners are not within the scope of ASC 605. As such, we considered the guidance in the AICPA Practice Aid, Assets Acquired to Be Used in Research and Development Activities, which notes the costs of intangible assets that are purchased from others for a particular research and development project and have no alternative future uses (in other research and development projects or otherwise) and no separate economic values are research and development costs at the time the costs are incurred. We concluded the recognition of upfront and milestone payments should be determined based on whether the payment is made for an approved (future use) or unapproved product (no alternative future use). In the case of an unapproved product, we expense the payment immediately. In the case of an approved product, we capitalize and amortize the payment over the estimated useful life of the benefit we received from the license, since these payments represent consideration to share in the integrated activities of a collaboration for which BMS is benefiting from licensing the intellectual property.

Third Party Sales

Once a drug underlying our collaborations is approved for sale in a country, we have to determine whether to record Net sales from third party end customers. For this, we look to the guidance set forth in ASC 605-45, Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent and determine whether or not we are the principal in the sale of the product or not. With respect to our collaborations with AZ, Pfizer and Eli Lilly, we are the principal in the third party sales transactions and record revenue gross in accordance with standard revenue recognition principles. For our collaboration with Otsuka, we are the agent in the third party sales transactions and record only our share of net sales (please refer to Comment No. 6 for further discussion of the accounting for alliance revenue for the Otsuka collaboration).

Mr. Jim B. Rosenberg	Page 7

Regarding the Staff’s question at the end of the first paragraph of this comment relating to the relevance of which party to the collaboration is the principal in the end customer sale, for separation, allocation and recognition, the analysis of principal versus agent in third party end customer net sales is not relevant other than as noted in the above paragraph to determine how to present third party sales in our income statement. However, in our adoption of a reasonable, rational and consistent accounting policy for purposes of income statement classification, we do consider the nature of the payments we receive from a collaboration partner, and in situations where we are the agent in the third party net sales, we classify the payments received as alliance revenue as a component of Net sales (such as our share of net sales from the Otsuka collaboration). In situations where we are the principal in the third party net sales, we classify the amortization of payments received as a component of Other income/expense (such as in our Eliquis collaboration).

Profit Sharing Payments by BMS

We also make payments to certain collaboration partners for their contractual sharing of gross margin on third party sales. These amounts are recorded when incurred, which is at the same time as the underlying third party sale is earned and recognized. Such payments are classified in Cost of Products Sold.

Reimbursement Payments Between Parties for Operating Expenses

As part of the integrated set of collaboration activities, we share certain ongoing operating expenses with our partners. Any payments received from the collaboration partner for specific, incremental and identifiable costs incurred are accounted for as incurred and presented in the applicable expense line items to which they are related to in accordance with ASC 808-10-45-4. Therefore, cost reimbursement payments to and from our collaboration partners will adjust the applicable operating expenses.

For example, we often share research and development costs with our collaboration partners; assume that $60 of R&D costs were incurred by us and $40 were incurred by the collaboration partner for a given period – if one of the terms of the collaboration agreement was to share in the R&D cost 50/50, we would then receive a $10 payment from the collaboration partner which we would record as an adjustment to R&D expense so we would have a net $50 in R&D expense for the period. Also assume that in the next period, $20 of R&D costs were incurred by us, and $40 were incurred by the collaboration partner; we would pay $10 to the collaboration partner which we would record as an adjustment to the R&D expense so we would have a net $30 in R&D expense for the period.

Payments to BMS for Supply Arrangements, Royalties and Other

The Staff inquired in the fourth bullet to this comment as “to what unit of accounting do payments [received] ‘for supply arrangements, royalties, co-promotional and collaboration fees’ relate and at one [what] point in time are the ‘appropriate revenue recognition principles met?’ ”. While we have a few separate supply arrangements with our active participant collaboration partners, where we receive payments at contractual prices that approximate a reasonable profit

Mr. Jim B. Rosenberg	Page 8

margin above cost, such amounts related to these arrangements have not been material for BMS. Therefore, no additional consideration needed to be allocated to these arrangements. The amounts related to these arrangements are recognized when the revenue recognition criteria are met for the supply of product (the product has been shipped, returns are able to be reasonably estimated if the right of return exists, and collectability is reasonably assured).

Any other sales based amounts received (e.g. royalties) are typically related to the rights we licensed to the other party as part of the collaboration. Such royalty rates approximate best estimates of reasonable market participant rates, and therefore, no additional consideration needed to be allocated to the royalty aspects of our collaboration arrangements. Such royalty revenues are recognized when the related third party end customer sales are earned.

Proposed Revised Disclosure

We propose to include the following revised disclosure in the second paragraph of our lead-in section of our Alliance and Collaborations footnote in future filings:

“Our collaboration partners are not considered customers of BMS and the related arrangements are not considered revenue arrangements. Payments between collaboration partners are accounted for and presented in the operating results using authoritative accounting literature if within the scope of such literature; or if not directly within the scope, by analogy to authoritative accounting literature; or if there is no appropriate analogy, a reasonable, rational, consistently applied accounting policy election after considering the specific nature of the arrangement, including its contractual terms, the nature of the payments and the applicable accounting guidance.”

We propose to include the following revised disclosure in the last paragraph of our lead-in section in future filings:

“Each of our collaboration arrangements is unique in nature and specific information pertaining to each of our significant collaborations is discussed below, including their nature and purpose; the significant rights and obligations of the parties; specific accounting policy elections; and the income statement classification of and amounts attributable to payments between the parties.”

In addition, we acknowledge that we can provide more detail about the rights and obligations of each party in our significant collaborations in our disclosure. We believe this additional disclosure is most appropriately included in the individual descriptions of our significant collaborations within the footnote. We propose to include enhanced disclosure for each of our significant collaborations along the lines of the following regarding the AZ collaborations:

“Upon entering into each of the separate collaboration agreements, co-exclusive license rights for the product or products underlying each

Mr. Jim B. Rosenberg	Page 9

agreement were granted to AstraZeneca in exchange for an upfront payment and potential milestone payments, and both parties assumed certain obligations to actively participate in the collaborations. Both parties have joint responsibilities for the research, development, distribution, sales and marketing activities of the collaboration using resources in their own infrastructures. BMS manufactures the products in all three collaborations and is the principal in the end-customer product sales in substantially all countries.”

2.	Please propose disclosure that describes how you allocate and recognize upfront and contingent milestone payments received from collaboration partners related to products not yet approved. It appears you address all payments to/from the collaboration partner for approved products, but only address payments to (but not from) the collaboration partner for unapproved products.

Response:

We propose to revise our disclosures to address the Staff’s comment as follows:

“Upfront and contingent development and approval milestone payments from collaboration partners to BMS for investigational compounds and approved products are typically deferred and amortized over the shorter of the contractual term or the periods in which the related compounds or products are expected to contribute to future cash flows. The amortization is presented consistent with the nature of the payment under the arrangement.”

3.	Please propose disclosure that clarifies whether payments from BMS to collaboration partners for supply arrangements, royalties, and distribution are recognized when incurred or are deferred. If deferred, why? We note disclosure that says you recognize them in the period the related sales or profits are recognized, but it is not clear when that occurs relative to the period in which the expense is incurred.

Response:

We propose to revise our disclosures to address the Staff’s comment as follows:

“Payments from BMS to collaboration partners for profit sharing, royalties, and other sales-based fees are included in Cost of Products Sold when incurred.”

We confirm that these payments are not deferred.

Mr. Jim B. Rosenberg	Page 10

4.	With respect to income statement classification, please clarify for us the consideration given to whether the collaboration counterparty is BMS’s customer and the effect such a determination has on income statement classification.

Response:

As discussed above, we do not consider the collaboration counterparty to be a customer of BMS and therefore payments between the collaboration partners are not accounted for as a revenue arrangement. Please refer to our response to Comment No. 1 for our consideration of the accounting model for the payments to and from our collaboration partners.

5.	Please refer to your response to our prior comment two. With respect to the income statement classification of the accretion of the upfront payment received by BMS in the AstraZeneca collaboration, please help us understand the relationship between this payment and the intangible asset recognized upon the acquisition of Amylin, which you cite as BMS’s reason for classifying such accretion as a decrease in costs of products sold, and why this relationship supports such classification. For example, it is not clear why licensing some of the rights related to a recognized intangible asset causes the licensing transaction to be viewed as an expense reimbursement.

Response:

The relationship between the upfront payment from AZ and the intangible assets recognized upon the acquisition of Amylin is that the payment received from AZ was for rights and obligations to participate in the collaboration with BMS for the Amylin products, and share in the cash flows generated from the Amylin-related intellectual property and plant, for which such assets had carrying values being amortized to Cost of Goods Sold. To determine the appropriate income statement classification for the amortization of the deferred income, we considered the guidance in ASC 808-45-4, which states, in part:

“An entity shall evaluate the income statement classification of payments between participants pursuant to a collaborative arrangement based on the nature of the arrangement, the nature of its business operations, the contractual terms of the arrangement, and whether those payments are within the scope of other authoritative accounting literature on income statement classification…To the extent that these payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election…”

Therefore, we considered the nature of the payments received from AZ (akin to a partial reimbursement of the cost of the Amylin assets, which are being amortized over their respective useful lives) and believe there is a direct correlation between the cost of amortizing our intangible assets and plant, and the proceeds from AZ from collaborating in those intangible assets and plant. We believe our income statement classification to be reasonable and rational and we consistently apply it.

Mr. Jim B. Rosenberg	Page 11

An alternative way to present the amortization of the deferred income might be within “Other income/expense”, which is reported as the last expense line within our statement of operations. However, we believe it acceptable (and preferable) to report such amortization as an offset to the amortization and depreciation expense associated with the intellectual property and plant, respectively, rather than “grossing up” our P&L such that it would appear we have additional gross income from the collaboration. We disclose the presentation of the amortization of the deferred income in Cost of Products Sold in our alliance note. Please refer to our response to Comment No. 7 for further discussion of our accounting model for the upfront payment.

Otsuka, page 73

6.	Please address the following related to your response to prior comment three regarding the Otsuka arrangement:

•	In support of your statement that “The activities provided by BMS and the nature of our involvement in the collaboration are expected to be relatively consistent throughout the course of the 2013 fiscal year and thereafter,” please clarify what services BMS performs and how it is linked to the sales-based royalty. We note from your footnote disclosure that BMS has an obligation to co-develop and co-promote, but that beginning in 2013 Otsuka is responsible for providing and funding all sales force efforts.

•	With respect to your analogy to ASC 980-605-25, please tell us and revise your policy as necessary to clarify:

•	How and when you recognize BMS’s contractual share of net sales for Abilify in each quarter. For example, is the amount recognized determined by multiplying the quarterly net sales by the “weighted average effective annualize rate,” or is it based on some other measure of performance. In your response, provide us an example of your method and tell us why you believe it results in recognition of revenue based on your level of performance.

•	Whether BMS recognizes each quarter the lesser of the contractual royalties due as of each quarter-end or the amount of proportional performance determined.

Response:

As we acknowledged in our original response, we do not believe there is authoritative accounting literature that is directly applicable for the type of contractual sharing of third party sales that went into effect in our collaboration with Otsuka beginning in 2013. We analogized to ASC 980-605-25 for purposes of justifying why we believed that following the contractual tiers based on each quarter’s net sales is not required, and why we believe the method we employ is more appropriate. We believe our method of calculating our expected percentage of the total estimated annual third party sales of Abilify based on the contractual tiers, and applying that percentage to the actual third party sales for the quarter is the most appropriate basis for recognizing our share of the revenue. The product is sold in the United States primarily to three third party wholesaler customers. The actual third party sales to these customers are the trigger for earning our share of the revenue and represent the culmination of the earnings process.

Mr. Jim B. Rosenberg	Page 12

We perform certain activities under the collaboration as an agent on behalf of Otsuka, who is the principal for sales of Abilify. Although Otsuka assumed responsibility for providing and funding all sales force efforts with physicians effective January 1, 2013, we continue to support the collaboration effort by providing certain other services including, distribution, customer management, manufacturing, packaging, and pharmacovigilance, and we continue to participate in joint executive governance and operating committees of this collaboration. The fulfillment of these services is essential to the benefit that both Otsuka and BMS realize from third party sales of the collaboration.

We do not believe devising some proportional measure of our performance obligations related to the collaboration activities that we perform as an agent in the collaboration would be an appropriate way to recognize our share of the revenue. Otsuka is not our customer in the arrangement. We are not providing services to Otsuka as a customer, but are partnering with Otsuka in the activities around the ultimate third party sales of Abilify. In addition, the manner in which Otsuka pays us for our share of the revenue follows the same method we use to recognize our share of the net sales. Otsuka does not pay us based on the contractual tiers. For example, if total annual estimated net sales for Abilify were estimated to be approximately $4.6 billion, our estimated annual share under the tiering structure would be approximately $1.58 billion, which equals 34% of the estimated total. To determine how much of the total Abilify revenue we earned in a particular quarter, we calculate 34% of actual third party net sales in that quarter. Otsuka settles its monthly obligation to pay us for our share of the earned revenue by paying us that same amount in cash (i.e., based on the 34%, not based on the contractual tiers).

We considered alternative methods to recognize the revenue, including using the contractual tiers or using some measure of our performance. We concluded that recognizing our share of net sales based on third party net sales for each quarter was the most appropriate manner in which to reflect the revenue earned from the collaboration. The other methods would either result in “front loading” revenue in earlier quarters during the year and recognizing very little revenue in the fourth quarter, or recognizing revenue not matched to third party sales. In either alternative, revenue could be recognized well before cash would become due and payable.

We also confirm that at the end of each of the three quarterly reporting periods in 2013 to date, the year to date sales we have recognized is less than the amount that would have been recognized using the contractual tiers (and by year-end, the amounts will be equal).

AstraZeneca, page 76 and Pfizer, page 77

7.

In order to help us evaluate your response to our prior comment four, please identify for us each significant accounting element in the arrangement, the character of each element (revenue vs. expense reimbursement), the units of accounting (i.e., which elements are separate vs. combined), and the accounting basis for the units of accounting (e.g., ASC 605-25). For example, we note that you allocated on a relative fair value basis the upfront consideration from AstraZeneca

Mr. Jim B. Rosenberg	Page 13

to the tangible and intangible assets acquired in the Amylin transaction; however, it is not clear what rights were transferred to AstraZeneca in exchange for the upfront consideration, how those transferred rights were grouped into units of accounting and, assuming there were multiple units of accounting (which is implied by your allocation), why the guidance from ASC 605-10-S99-1 (SAB104, Topic 13, A.3 (f) Questions 1), which relates to a single unit of accounting, is relevant. After we evaluate your response, we may have similar questions related to your saxagliptin and dapagliflozin collaborations with AstraZeneca and your Eliquis Pfizer Alliance, which we understand you accounted for the same way.

Response:

Background

In connection with the collaboration with AZ regarding the Amylin products, we transferred rights to AZ and AZ assumed obligations to collaborate in the joint development and commercialization of Amylin’s products.1 Please see our response to Comment No. 1 above for a more detailed description of the rights and obligations transferred to AZ in exchange for the upfront consideration under the heading “Upfront and Contingent Development or Approval Milestone Payments Received by BMS.” The scope of the collaboration includes all of the business-related activities including discovery, research, development, manufacturing, distribution, sales and marketing. As part of the terms of the collaboration, BMS and AZ co-registered certain intellectual property including patents, know-how (including manufacturing know-how), regulatory approvals and other regulatory documentation, as well as ownership of certain trademarks (subject to a cross license back to BMS). BMS also has an obligation to collaborate with AZ in the joint development and commercialization activities. From a governance perspective, both parties participate in a joint executive committee as well as several joint operating committees essential to the ultimate success of the collaboration, including development, manufacturing, commercialization, finance, regional, clinical and regulatory, intellectual property and legal and compliance. Each party is an active participant in the development and commercialization aspects using its own resources in its infrastructure and not carried out through a separate legal entity created for those activities. Ongoing cost and related profits are shared 50 / 50.

Accounting Model

As discussed in the response to Comment No. 1, we do not view AZ as a customer nor is this collaboration a revenue arrangement with AZ, and therefore we do not account for the collaboration as a revenue arrangement with multiple deliverables that need to be assessed for separate units of accounting pursuant to ASC 605-25. We considered the collaboration to be one set of integrated activities given the nature of the arrangement and its contractual terms. The remainder of our response addresses our accounting analysis for the upfront fee received from AZ.

[1]	Please see page 11 of our previous response dated September 9, 2013 for a listing of the multiple assets underlying the Amylin products collaboration with AZ.

Mr. Jim B. Rosenberg	Page 14

Accounting for the Upfront Fee Received

(1)	Deferral or Immediate Recognition

Consistent with our response to Comment No. 1, under the subheading “Upfront and Milestone Payments Received by BMS”, we believe the upfront fee we received from AZ is appropriately deferred and amortized over the life of the related asset (non-revenue elements) underlying the collaboration arrangement. We believe the guidance for up-front fees in connection with revenue arrangements in ASC 605-10-S99-1 (SAB 104, Topic 13, A.3 (f) Question 1) is analogous, and that literature is quoted in our response to Question 1 herein. We concluded that the pattern of recognition should be systematic over the period which AZ benefits from the collaboration, which, since evidence did not suggest otherwise, is on a straight-line basis based on the guidance in ASC 605-10-S99-1.

We considered whether there was an alternative to recognizing the fee immediately upon receiving it which was concurrent with entering into the collaboration. We concluded that since the fee was received in return for providing AZ the right to share in the cash flows generated from the Amylin assets over their useful life, and that by entering into the collaboration, both AZ and BMS assumed significant continuing involvement necessary to support the operations of the collaboration, there was no culmination of a separate earnings process or realization of a gain. As a result, we concluded that the payments received should be deferred and amortized over the expected life of the assets underlying the collaboration arrangement as described below.

(2)	Attribution Amounts and Period

To address the Staff’s question related to our analogy to ASC 605-10-S99-1 which addressed a single unit of accounting, versus our conclusion to attribute the recognition of the deferred income with the multiple assets underlying the collaboration (which AZ received rights for as a result of making the upfront payment), we note that our analogy to ASC 605-10-S99-1 was only for purposes of determining whether to defer or recognize immediately the upfront payment. Upon concluding that deferral of the upfront fee was more appropriate, we then considered how to recognize the deferred income in earnings, which was not based on multiple units of accounting under the revenue guidance, but rather on a method that attributes the recognition of the deferred income to the amortization expense of the multiple assets underlying the collaboration.

The arrangement for the Amylin products with AZ was different from the previous arrangements with AZ and Pfizer where we received upfront fees, in that there were multiple drug products underlying the Amylin products collaboration endeavor, instead of one product as in the other AZ and Pfizer collaboration endeavors. In addition, at the time the collaboration was entered into, most of the products underlying the Amylin products collaboration endeavor had received regulatory approval rather than single products that were in development stage as was the case with the other AZ and Pfizer collaboration endeavors. As such, there was no need for allocation to determine how to amortize the fee into income, since there was only one asset underlying the endeavor. While we view the Amylin products collaboration as an integrated set of activities, this collaboration contains more than one drug candidate/product that is subject to the collaboration. As a result, we concluded it was appropriate to allocate the upfront fee we received for licensing the rights to AZ for the Amylin products to each of these separate assets (akin to non-revenue elements) on a relative fair value basis (including the manufacturing facility) that were the subject

Mr. Jim B. Rosenberg	Page 15

of the collaboration primarily for purposes of determining the attribution period over which to amortize the upfront fee. Most of the value was attributed to a marketed diabetes product named Bydureon (estimated useful life of 13 years); the rest of the upfront payment was attributed to the remaining other products subject to the collaboration, which had different estimated useful lives. Allocating amounts to the manufacturing facility was performed since we have a contractual obligation to share in any disposal proceeds of the facility with AZ under the terms of the collaboration agreement. This obligation is unique to the AZ collaboration on the Amylin products and is not present in our other collaboration arrangements.

Since the collaboration involves more than one asset (non-revenue element), for purposes of determining how to attribute and amortize the deferred income, we considered a speech by Eric West, Associate Chief Accountant, Office of the Chief Accountant of the SEC at the 2007 AICPA National Conference on Current SEC and PCAOB Developments. The speech discusses the accounting for litigation settlements and states, in part:

“Accounting for Litigation Settlements

During the past year we have been consulted by many registrants on the accounting for litigation settlements. Your initial reaction to this statement is likely to be “why” since the accounting for litigation is within the scope of Statement 5 and is fairly well known. Well, to demonstrate the challenges that can arise with the accounting for litigation settlements, I’d like to share a typical settlement arrangement with you. Assume a company pays cash and conveys licenses to a plaintiff in order to settle a patent infringement and misappropriation of trade secrets claim. In exchange for the payment and licenses given, the company receives a promise to drop the patent infringement lawsuit, a covenant not to sue with respect to the misappropriation of trade secrets claim, and a license to use the patents subject to the litigation.

Elements of the Arrangement

To properly account for this arrangement, a company must identify each item given and received and determine whether those items should be recognized. We have found that errors generally occur when registrants don’t fully consider the nature of each item.

[….]

Allocating Consideration to Each Item

An additional challenge that may arise when accounting for a litigation settlement is determining the proper allocation of consideration among the recognizable elements. While EITF 00-21 [ASC 605-25] was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we believe that it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values. To the extent that one of the elements of the arrangement just can’t be

Mr. Jim B. Rosenberg	Page 16

valued, we believe that a residual approach may be a reasonable solution. In fact, we have found that many companies are not able to reliably estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual. In a few circumstances companies have directly measured the value of the litigation settlement component. In the fact pattern that I just described, the company may be able to calculate the value of the settlement by applying a royalty rate to the revenues derived from the products sold using the patented technology during the infringement period.

Admittedly, this approach requires judgment and we are willing to consider reasonable judgments.” (Emphasis added.)

Applying the reasoning in Mr. West’s speech, we believe it is acceptable to analogize to the revenue recognition guidance in ASC 605-25 to an arrangement that includes non-revenue elements. The speech also supports our decision to allocate the deferred income to the predominant assets (which are akin to non-revenue elements). Such allocation was then performed based on the relative fair values of the assets. We also believe the attribution period we are applying to amortize the deferred income for each respective asset over its estimated useful life is consistent with the guidance noted above from ASC 605-10-S99-1 as the attribution period for each of the identified assets reflects the period over which the Company expects AZ will benefit from the underlying assets included therein.

Alternative Accounting Treatment for Determining the Attribution Period for the Upfront Fee

When determining the attribution period for the upfront fee, we considered the alternative of amortizing the entire upfront fee over the expected life of overall collaboration endeavor without attributing it to the specific assets underlying the collaboration. Although the annual amortization following this approach would not have resulted in materially different amortization when compared to our allocation and attribution approach described herein, we believe our approach provides a more preferable attribution period and is also more consistent with the nature of the payment (cost reimbursement payment for the related assets that were acquired from Amylin).

Alternative Accounting Treatment for Determining Whether Derecognition of the Assets Subject to the Collaboration Agreement Was Appropriate

We considered the alternative accounting treatment as to whether the co-registration of the rights with AZ for the Amylin products in connection with the execution of the collaboration agreement with AZ required us to derecognize 50% of the intellectual property, and recognize all or a portion of the upfront fee as a gain.

The derecognition of 100% of a long-lived asset or asset group is addressed in ASC 360, Property, Plant, and Equipment, while the deconsolidation of a subsidiary that meets the definition of a business under ASC 805, Business Combinations is addressed in ASC 810, Consolidation. However, there is no guidance in US GAAP that prescribes the accounting for co-registration, or co-ownership of assets or derecognition due to the sale of an interest in an asset or the sale of a portion of an asset.

Mr. Jim B. Rosenberg	Page 17

Given the lack of authoritative guidance, we looked by analogy to guidance addressing the derecognition of intangible assets. We first considered the interpretative guidance within Deloitte Accounting Manual in ASC 350-30-35 (Q&A 18) – Determining the Carrying Amount of an Intangible Asset When Removing That Asset From Its Unit of Accounting which states in part:

“ASC 350-30-35-21 states that ‘[s]eparately recorded indefinite-lived intangible assets, whether acquired or internally developed, shall be combined into a single unit of accounting for purposes of testing impairment if they are operated as a single asset and, as such, are essentially inseparable from one another.’ An indefinite-lived intangible asset may need to be removed from a single unit of accounting if that intangible asset is sold separately from the unit of accounting, the unit of accounting is reconsidered (such as in connection with a larger reorganization of the entity), or the entity concludes that the indefinite-lived intangible asset is now finite-lived. The September 29–30, 2004, EITF Agenda Committee Report states that ‘[q]uestions have arisen about how to determine the carrying amount of an intangible asset that previously was combined with other indefinite-lived intangible assets for impairment testing purposes.’ It also states that ‘[t]he Agenda Committee decided not to add this issue to the EITF’s agenda.’ [….]” (Emphasis added).

The Deloitte interpretative guidance above addresses situations in which an entire asset has been removed from a unit of accounting. It does not address when a portion or an interest in an asset has been removed from a unit of accounting. As such, we do not believe the guidance above is applicable to our collaboration with AZ since under the collaboration, we effectively licensed a 50% interest in the intellectual property and not 100% of any single one asset.

We next considered whether there was any analogous guidance regarding discontinued operations that could be informative. ASC 205-20, Presentation of Financial Statements – Discontinued Operations, is not directly applicable because we did not sell 100% of a component. It is informative, however, because it notes that when an entity is disposing of a component, it must continue to classify the operations of the component within continuing operations unless the following two criteria are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Since we are an active participant in the collaboration with AZ, we will, by definition, have significant continuing involvement in the operations of the Amylin products. In fact, we have the primary involvement in directing the activities of the Amylin product portfolio. Although this guidance is not directly on point, we believe that it is a useful analogy that suggests that deconsolidation or derecognition is not appropriate.

Mr. Jim B. Rosenberg	Page 18

Additionally, as part of our overall considerations, we are not aware of industry practice that results in the derecognition of assets that have been co-registered in connection with a collaboration arrangement with a resulting day one gain. Rather we believe industry practice with respect to the accounting for upfront fees received in a collaboration agreement is consistent with our accounting described above resulting in the deferral and recognition of the upfront fee over the expected life of the collaboration endeavor.

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company
Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company
Joseph C. Caldarella, Senior Vice President and Controller, Bristol-Myers Squibb Company
Robert Owens, Vice President and Assistant Controller, Bristol-Myers Squibb Company